Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954 __________
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (212) 455-2948	E-mail Address jkaufman@stblaw.com
VIA EDGAR	May 28, 2020

Re:	Cigna Corporation Registration Statement on Form S-4

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Cigna Corporation, a Delaware corporation (the “Company”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Company’s offer to exchange (i) an aggregate principal amount of up to $156,621,000 of the Company’s outstanding 4.000% Notes due 2022 (the “Old 4.000% 2022 Notes”) for an equal principal amount of the Company’s registered 4.000% Notes due 2022 (the “4.000% 2022 Exchange Notes”), (ii) an aggregate principal amount of up to $3,077,000 of the Company’s outstanding 8.30% Notes due 2023 (the “Old 8.30% 2023 Notes”) for an equal principal amount of the Company’s registered 8.30% Notes due 2023 (the “8.30% 2023 Exchange Notes”), (iii) an aggregate principal amount of up to $9,175,000 of the Company’s outstanding 7.65% Notes due 2023 (the “Old 7.65% 2023 Notes”) for an equal principal amount of the Company’s registered 7.65% Notes due 2023 (the “7.65% 2023 Exchange Notes”), (iv) an aggregate principal amount of up to $756,761,000 of the Company’s outstanding 3.250% Notes due 2025 (the “Old 3.250% 2025 Notes”) for an equal principal amount of the Company’s registered 3.250% Notes due 2025 (the “3.250% 2025 Exchange Notes”), (v) an aggregate principal amount of up to $178,833,000 of the Company’s outstanding 7.875% Notes due 2027 (the “Old 7.875% 2027 Notes”) for an equal principal amount of the Company’s 7.875% Notes due 2027 (the “7.875% 2027 Exchange Notes”), (vi) an aggregate principal amount of up to $549,660,000 of the Company’s outstanding 3.050% Notes due 2027 (the “Old 3.050% 2027 Notes”) for an equal principal amount of the Company’s registered 3.050% Notes due 2027 (the “3.050% 2027 Exchange Notes”), (vii) an aggregate principal amount of up to $31,882,000 of the Company’s outstanding 8.30% Step-Down Notes due 2033 (the “Old 8.30% 2033 Step-Down Notes”) for an equal principal amount of the Company’s registered 8.30% Step-Down Notes due 2033 (the “8.30% 2033 Step-Down Exchange Notes”), (viii) an aggregate principal amount of up to $175,076,000 of the Company’s outstanding 6.150% Notes due 2036 (the “Old 6.150% 2036 Notes”) for an equal principal amount of the Company’s registered 6.150% Notes due 2036 (the “6.150% 2036 Exchange Notes”), (ix) an aggregate principal amount of up to $91,102,000 of the Company’s outstanding 5.875% Notes due 2041 (the “Old 5.875% 2041 Notes”) for an equal principal amount of the Company’s registered 5.875% Notes due 2041 (the “5.875% 2041 Exchange Notes”), (x) an aggregate principal amount of up to $295,860,000 of the Company’s outstanding 5.375% Notes due 2042 (the “Old 5.375% 2042 Notes”) for an equal principal amount of the Company’s registered 5.375% Notes due 2042 (the “5.375% 2042 Exchange Notes”), (xi) an aggregate principal amount of up to $968,380,000 of the Company’s outstanding 3.875% Notes due 2047 (the “Old 3.875% 2047 Notes”) for an equal principal amount of the Company’s registered 3.875% Notes due 2047 (the “3.875% 2047 Exchange Notes”), (xii) an aggregate principal amount of up to $791,915,000 of the Company’s outstanding 3.900% Notes due 2022 (the “Old 3.900% 2022 Notes”) for an equal principal amount of the Company’s registered 3.900% Notes due 2022 (the “3.900% 2022 Exchange Notes”), (xiii) an aggregate principal amount of up to $429,789,000 of the Company’s outstanding 3.050% Notes due 2022 (the “Old 3.050% 2022 Notes”) for an equal principal amount of the Company’s registered 3.050% Notes due 2022 (the “3.050% 2022 Exchange Notes”), (xiv) an aggregate principal amount of up to $855,208,000 of the Company’s outstanding 3.000% Notes due 2023 (the “Old 3.000% 2023 Notes”) for an equal principal amount of the Company’s registered 3.000% Notes due 2023 (the “3.000% 2023 Exchange Notes”), (xv) an aggregate principal amount of up to $713,513,000 of the Company’s outstanding 3.50% Notes due 2024 (the “Old 3.50% 2024 Notes”) for an equal principal amount of the Company’s 3.50% Notes due 2024 (the “3.50% 2024 Exchange Notes”), (xvi) an aggregate principal amount of up to $1,234,360,000 of the Company’s outstanding 4.500% Notes due 2026 (the “Old 4.500% 2026 Notes”) for an equal principal amount of the Company’s registered 4.500% Notes due 2026 (the “4.500% 2026 Exchange Notes”), (xvii) an aggregate principal amount of up to $1,326,728,000 of the Company’s outstanding 3.400% Notes due 2027 (the “Old 3.400% 2027 Notes”) for an equal principal amount of the Company’s registered 3.400% Notes due 2027 (the “3.400% 2027 Exchange Notes”), (xviii) an aggregate principal amount of up to $422,371,000 of the Company’s outstanding 6.125% Notes due 2041 (the “Old 6.125% 2041 Notes”) for an equal principal amount of the Company’s registered 6.125% Notes due 2041 (the “6.125% 2041 Exchange Notes”), (xix) an aggregate principal amount of up to $1,407,326,000 of the Company’s outstanding 4.800% Notes due 2046 (the “Old 4.800% 2046 Notes”) for an equal principal amount of the Company’s registered 4.800% Notes due 2046 (the “4.800% 2046 Exchange Notes”) and (xx) an aggregate principal amount of up to $348,914,000 of the Company’s outstanding 4.125% Notes due 2020 (the “Old 4.125% 2020 Notes” and, together with the Old 4.000% 2022 Notes, the Old 8.30% 2023 Notes, the Old 7.65% 2023 Notes, the Old 3.250% 2025 Notes, the Old 7.875% 2027 Notes, the Old 3.050% 2027 Notes, the Old 8.30% 2033 Step-Down Notes, the Old 6.150% 2036 Notes, the Old 5.875% 2041 Notes, the Old 5.375% 2042 Notes, the Old 3.875% 2047 Notes, the Old 3.900% 2022 Notes, the Old 3.050% 2022 Notes, the Old 3.000% 2023 Notes, the Old 3.50% 2024 Notes, the Old 4.500% 2026 Notes, Old 3.400% 2027 Notes, the Old 6.125% 2041 Notes and the Old 4.800% 2046 Notes, the “Old Notes”) for an equal principal amount of the Company’s registered 4.125% Notes due 2020 (the “4.125% 2020 Exchange Notes” and, together with the 4.000% 2022 Exchange Notes, the 8.30% 2023 Exchange Notes, the 7.65% 2023 Exchange Notes, the 3.250% 2025 Exchange Notes, the 7.875% 2027 Exchange Notes, the 3.050% 2027 Exchange Notes, the 8.30% 2033 Step-Down Exchange Notes, the 6.150% 2036 Exchange Notes, the 5.875% 2041 Exchange Notes, the 5.375% 2042 Exchange Notes, the 3.875% 2047 Exchange Notes, the 3.900% 2022 Exchange Notes, the 3.050% 2022 Exchange Notes, the 3.000% 2023 Exchange Notes, the 3.50% 2024 Exchange Notes, the 4.500% 2026 Exchange Notes, 3.400% 2027 Exchange Notes, the 6.125% 2041 Exchange Notes and the 4.800% 2046 Exchange Notes, the “Exchange Notes”). The Old Notes were offered and sold in 2019 in reliance upon Rule 144A and Regulation S under the Securities Act.

Beijing	Hong Kong	Houston	London	Los Angeles	Palo Alto	São Paulo	Seoul	Tokyo	Washington, D.C.

Securities and Exchange Commission	-2-	May 28, 2020

The filing fee for the S-4 Registration Statement in the amount of $1,394,902.40 has previously been deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank of St. Louis, Missouri.

Please acknowledge receipt of the filing via electronic mail.

If you have any questions on the above-referenced S-4 Registration Statement, please contact Joseph Kaufman at (212) 455-2948.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP